Exhibit 2.2

AMENDMENT NO. 1 TO

CELERA CORPORATION

EXECUTIVE CHANGE IN CONTROL PLAN

(As Amended and Restated Effective as of December 1, 2010)

WHEREAS, Celera Corporation (“the “Company”) has established the Celera Corporation Executive Change in Control Plan (As Amended and Restated Effective as of December 1, 2010) (the “Plan”) as a means of providing severance benefits to certain eligible employees who are terminated without cause or resign for good reason following a Change in Control; and

WHEREAS, the Plan has been amended from time to time, and further amendment of the Plan is now deemed desirable.

NOW, THEREFORE, the Plan is hereby amended as follows:

1. By substituting the following for clause (d) of the definition of “Change in Control” under Article III – Definitions:

“(d) the sale of a stand alone Business Unit at which the Eligible Employee is employed”

2. By adding the following to clause (iii) of the definition of “Good Reason” under Article III – Definitions:

““other than diminutions in the authority, duties, or responsibilities of the supervisor that are a direct result of the consummation of the transactions contemplated by that certain Agreement and Plan of Merger, dated as of March 17, 2011, by and among Quest Diagnostics Incorporated (“Parent”), Spark Acquisition Corporation and the Company (the “Transaction”)”

3. By adding the following to the end of the definition of “Good Reason” under Article III – Definitions:

“For avoidance of doubt, if, following the Transaction, an Eligible Employee who holds the title of the Chief Executive Officer, a Senior Vice President, or Vice President-Chief Intellectual Property Counsel immediately prior to the Transaction, either (A) retains his same title and position at the Company as in effect immediately prior to the Transaction or (B) does not hold the same or greater title and position at Parent, then as a result of the Transaction, such Eligible Employee shall be considered to have a material diminution in authority, duties and responsibilities, under clause (i) above; provided, however, that to the extent such Eligible Employee has, in connection with the Transaction, entered into an employment or retention agreement or arrangement or an offer letter with Parent, one of its subsidiaries or the Company, which becomes effective upon consummation of the Transaction, then the Eligible Employee shall not be entitled to any payments under this Plan”

4. By substituting the following for the definition of “Qualified Termination” under Article III - Definitions:

“Qualified Termination: An Eligible Employee’s termination of employment by the Company or any subsidiary (or any successor thereto, including any Successor Employer) without Cause or on account of a resignation for Good Reason, occurring during the 24 month period following a Change in Control; but not including any termination as a result of a change in the employing entity following an event under clause (c) of the definition of Change in Control involving the sale of substantially all the Company’s assets or under clause (d) of the definition of Change in Control where the Eligible Employee is offered employment with any Successor Employer at the same level of Base Salary and Cash Compensation as in effect immediately prior to a Change in Control.”

5. By substituting the final bullet point under the second paragraph of Article IV – Conditions Under Which Severance Pay is Available to Eligible Employees with the following:

“Has, in connection with the Transaction, entered into a retention or employment agreement or arrangement or offer letter with Parent or one of its subsidiaries which becomes effective upon consummation of the Transaction.”

In all other respects, the Plan is ratified and confirmed.